

ORBITAL
ASSEMBLY

The design and construction company set to build

large, turnkey structures on orbit, in cislunar space, and throughout the solar system



Our Vision

Orbital Assembly Corporation is a recognized leader in designing, constructing, and operating large-scale, sustained, habitable structures with gravity on-orbit, in cislunar space, and throughout the solar system.

Our Mission

OAC is a space development company that designs, constructs and manages large, turnkey, sustained, gravity-capable platforms in space. OAC is grounded in scientific rigor and technological applicability.

The Earth is the cradle of humanity, but mankind cannot stay in the cradle forever.
- Konstantin Tsilokovsky

Why is humanity not thriving in space?



Current zero gravity toilet technology

→ **No Gravity:** Zero G environments have negative and detrimental impact the human body in a few as 48 hours of exposure. In general, short term exposure of a week or less is recoverable. Unfortunately, this aspect makes long term habitation in space unsustainable.

→ **Slow construction:** The ISS took 27 years to design, build, launch, and assemble before it was fully habitable for average occupancy of only 3 long term habitants.

→ **Unique Components:** Space habitats have been one of a kind custom designs that have not been cost effective nor scalable.

Orbital Assembly Corporation works to enable humanity to thrive in space by designing on-orbit turnkey structures to provide a range of gravity from 0 to 1/3G, creating a healthier, sustained, habitable environment for Space Tourism, and industry markets

ORBITAL ASSEMBLY

Bold team of world-class experts



Rhonda Stevenson
CEO, President

Rhonda brings two decades of deep industry experience to OAC. Her leadership is focused on developing and delivering technology-driven business services and solutions, and driving sustainable innovation in the space construction industry. She also serves as President and CEO of Tau Zero Foundation and co-authored the grant awarded by NASA's STMD, "Interstellar Review".



Tim Alatorre, NCARB
COO, CFO, VP of Business Admin., VP of Habitation Architectural Design

Tim has over 20 years experience in habitat design, graphics, programming, business, and engineering. He is a Licensed Architect in California (C-32555) and several other states. For over a decade Tim was CEO of Domum, an internationally recognized architecture firm where he managed the design of over 600 structures. He is highly experienced in managing complex teams and solving problems others deem unsolvable.



Thomas Spilker, Ph.D.
CTO, VP of Engineering, VP of Space Systems Architecture Design

Tom earned his Ph.D. from Stanford University, then worked for more than 20 years as both a scientist and an engineer at NASA's Jet Propulsion Laboratory, the last ten years as a Principal Space Flight Mission Architect. He worked on NASA's Voyager, Cassini, and Genesis missions, and was a science Co-Investigator for the MIRO instrument on ESA's Rosetta mission to a comet.



James Wolff, Esq.
Chief Business Officer

James is an attorney and entrepreneur, developing a portfolio of innovative and cutting edge space technology companies including Deep Space Industries, Space Initiatives Inc., United Frontiers, and Immortal Data. He is admitted to the Appellate Division, First Department of New York State, a graduate of Johns Hopkins and New York Law School.



Jeff Greenblatt, Ph.D.
Chief Scientist, Chief Visionary Officer

Jeff has 20 years experience in climate policy, energy analysis, and sustainable transportation. He founded environmental and space technology consultancy Emerging Futures LLC, in 2016. Jeff was Staff Scientist at Lawrence Berkeley National Laboratory for over 8 years, and has worked in research capacities at Environmental Defense Fund, Google, Princeton University, and NASA Ames Research Center.



Robert Miyake
Systems Thermal Engineer

Rob received a BS in Mechanical Engineering with a thermal/fluids and nuclear emphasis, with graduate studies in mathematics, bio-engineering, system engineering and computer science. He worked with Boeing Airplane Company, Lockheed Missiles and Space Company working on Air Force and NASA spacecraft, and was a member of the Technical Staff at the Jet Propulsion Laboratory.

ORBITAL ASSEMBLY

Structural Truss Assembly Robot (STAR)

→ The Structural Truss Assembly Robot, STAR is a specialized, automated assembly system that creates segments of straight or curved truss. Trusses are produced from prefabricated metal segments that are assembled on orbit.

→ The STAR is a flagship project and the backbone of large scale on orbit construction. The STAR:
- Builds and assembles 100's of meters of 3D truss per day instead of years like the ISS assembly.
- Builds multiple truss cross-sectional profiles (triangular and box) and builds straight and circular truss lengths.



ORBITAL ASSEMBLY

Our Partners

We have signed LOI's, MOU's, or other agreements with the following valued partners.









































ULA
United Launch Alliance

ROGUE
SPACE SYSTEMS CORPORATION

AEROJET ROCKETDYNE

SIERRA SPACE

100 YEAR STARSHIP™
canopus 310 LY

ILC DOVER

FUTURE DUDE ENTERTAINMENT

SpaceVIP
Your Gateway to the Cosmos

PARAGON
SPACE DEVELOPMENT CORPORATION

ASU LightWorks
ARIZONA STATE UNIVERSITY

CISLUNAR INDUSTRIES

COLORADO SCHOOL OF MINES

University of Colorado Denver

Hathaway
Research International

HOWE Industries

ASU

ELECTRIC SKY

MORPHEUS SPACE

LIVINGSTON SECURITIES LLC
MEMBER FINRA, SIPC

SIL
Space Information Laboratories

UCF

VALIANT SPACE

Kiteleon

ORBITAL ASSEMBLY

On track for being self funded in **4 years**

There is a near-term market opportunity of more than $60B/yr. OAC offers artificial gravity services which we believe will conservatively capture $7.2B/yr in the first year of operation, with its Pioneer-class Station, limited only by station capacity. Greater market share is captured in the larger, more capable facility, Voyager-class Station Mk 1, beginning construction in 2025. However, please be aware that there are no guarantees that we will be successful in this effort.

Ultimately, OAC is a design based construction and development company. If market factors change, we are well-positioned to shift our focus toward areas with the highest revenue potentials.



Branding, media, and sponsorship: $12 M

Hosted Payloads $40 M

Rideshare $24 M

Gravity Ring year one revenue projections



Research (including long duration missions): $260 M

Industrial and commercial development: $110 M

Media, entertainment, advertising, and branding: $330 M

Manufacturing $880 M

Tourism $5.6 B

Pioneer Station Mk1 year one revenue projections

ORBITAL ASSEMBLY

Revenue Cash Flow Projections



These forward-looking statements are not guarantees of future performance and involve a high degree of known and unknown risks, uncertainties, assumptions, and other important factors, many of which are beyond the control of the Company and its management.

Product Roadmap

"Gravity Ring"
2023

Research Payloads



PSTAR Mk 1

2023

PSTAR Mk 2

2025

Pioneer-class Mk 1
2025

2 habitation modules
required to start operation

28 Crew &
Guests

Voyager-class Mk 1
2027

4 habitation modules
required to start operation

300+ Crew
& Guests

VSTAR Mk 1

2026

ORBITAL
ASSEMBLY

ALDO_SPADONI © 2021

Near-term Timeline






PSTAR Mk1 technical engineering

Pioneer-class Station engineering

PSTAR Mk1 begins fabrication

Module & Coupler engineering

PSTAR Mk1 testing

Module fabrication begins

Gravity Ring & PSTAR Mk1 testing

Gravity Ring & PSTAR launch

Gravity Ring on-orbit testing

PSTAR Mk2 assembly begins

Module assembly-line startup

Coupler assembly-line startup

PSTAR Mk2 testing

Ongoing assembly

PSTAR Mk2 launches

Module & Coupler launches

Pioneer-class station Mk 1 begins operations

Q4 2021	Q1 2022 Q1 2024	Q2 Q2	Q3 Q3	Q4 Q4	Q1 2023 Q1 2025	Q2 Q2	Q3 Q3	Q4 Q4

ORBITAL ASSEMBLY



Gravity Ring™

Artificial gravity commercial space station

Operation planned: 2023

 *Artificial Gravity*

 *Hosted Payloads*

➡ 16.56 m in diameter
➡ Automated assembly on orbit
➡ Capacity for scientific and research payloads
➡ Designed for microgravity and artificial gravity operations
➡ Valitates technology for Pioneer and Voyager-class stations.

ORBITAL ASSEMBLY



Pioneer-class™ station:
Artificial gravity capable habitable station

Operation planned: 2025

 *Artificial Gravity*

 *Hosted Payloads*

 *Habitable*

→ 36.64 m in diameter
→ 2,636 m³ total pressurized volume
→ Capacity for 28 crew and guests
→ Designed for microgravity and artificial gravity operations
→ Modularized for rapid operation and expansion

ORBITAL ASSEMBLY



Voyager-class™ station:
A continuous gravity flagship station

Operation planned: 2027

 *Artificial Gravity*

 *Hosted Payloads*

 *Habitable*

→ 194 m in diameter
→ 54,000 m³ total pressurized volume
→ Capacity for 300+ crew and guests
→ Designed for long duration artificial gravity
→ Modularized for rapid operation and expansion
→ Central hub for docking during artificial gravity operations

ORBITAL ASSEMBLY



We're not camping in space any more.